UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number 001-35866

KNOT Offshore Partners LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

United Kingdom

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No  ☒

ITEM 1 – INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Pending Acquisition of Vigdis Knutsen

On May 16, 2017, KNOT Shuttle Tankers AS, a wholly owned subsidiary of KNOT Offshore Partners LP (the “Partnership”), entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Knutsen NYK Offshore Tankers AS (“KNOT”) to acquire from KNOT the company that owns the shuttle tanker Vigdis Knutsen. The Partnership expects the acquisition to close by June 1, 2017, subject to customary closing conditions. A copy of the Share Purchase Agreement is attached hereto as Exhibit 4.1.

Second Private Placement of Series A Convertible Preferred Units

On May 16, 2017, the Partnership entered into the Second Amendment to the Series A Preferred Unit Purchase Agreement with the purchasers named therein, pursuant to which the Partnership has agreed to issue and sell in a second private placement an aggregate of 1,666,667 additional Series A Preferred Units at a price of $24.00 per unit (the “Second Private Placement”). The Second Private Placement is expected to close on June 30, 2017, subject to customary closing conditions. A copy of the Second Amendment to the Series A Purchase Agreement is attached hereto as Exhibit 4.2.

ITEM 2 – EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description

4.1	Share Purchase Agreement, dated May 16, 2017, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS

4.2	Second Amendment to Series A Preferred Unit Purchase Agreement, dated May 16, 2017, between KNOT Offshore Partners LP and the purchasers named therein

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE REGISTRANT: REGISTRATION STATEMENT ON FORM F-3 (NO. 333-195976) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: May 17, 2017

	By:	/s/ John Costain
		Name:	John Costain
		Title:	Chief Executive Officer and Chief Financial Officer

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